Exhibit 4.27

BY POST AND FACSIMILE

2003

GeoLogistics Limited

Royal Court

81 Tweedy Road

Bromley

Kent

BR1 1TW

Facsimile no:	020B 626 6855
Attention:	George Papageorgehiou

For itself and on behalf of each of the other Obligors
(as defined in the Facility Agreement (as defined below))

Dear Sirs

We refer to:

(a)                                  the facility agreement dated 31 March 2000 between you and ourselves (as supplemented and amended from time to time, the Facility Agreement); and

(b)                                 the second amendment to the amended and restated loan and security agreement and waiver dated the same date as this letter entered into by Congress Financial Corporation (Western), Matrix International Logistics, Inc., GeoLogistics Americas Inc., Air Freight Consolidators International, Inc. and GeoLogistics Expo Services, LLC (the US Amendment).

Terms defined in the Facility Agreement have the same meaning when used in this letter.

Pursuant to Clause 15.2(a) of the Facility Agreement we declare that the Known Existing Defaults (as defined in the US Amendment) are Events of Default under Clauses 15.1(w) and 15.1(y) of the Facility Agreement (the Relevant Events of Default).

We write to confirm the agreement reached between us that, on and from the Effective Date (as defined below) and subject to the terms of this letter and to the terms of the US Amendment, we waive the Relevant Events of Default.

We also write to confirm the agreement reached between us that, on and from the Effective Date (as defined below), the Facility Agreement shall be deemed amended by deleting the words “the third anniversary of today’s date” in the definition of “Final Repayment Date” in Clause 1.1 of the Facility Agreement shall be and replacing them with “31 January 2005”.

In consideration of us issuing this letter at the request of the Obligors, each of the Obligors by countersigning a copy of this letter absolutely and irrevocably waives any and all claims, demands and causes or action (whether or not matured or liquidated and whether or not such Obligor is aware that it has any such claim, demand or cause of action) which it may have against Burdale or its directors, officers or agents as at the date of this letter. Such waiver shall take effect whether or not the Effective Date occurs.

53 Queen Anne Street, London WIC 9HP
t.020 7935 1115 f. 020 7486 3513 www.burdale.co.uk
Reg. No.2656007 Incorporated in England and Wales

affiliated to CONGRESS FINANCIAL CORPORATION, A WACHOVIA company

The Effective Date shall be the date on which we have received;

(A)                              a copy of this letter duly countersigned by you and the other Obligors; and

(B)                                a fee of $102,273 in consideration of our issuing this letter at your request.

Save as set out above, nothing in this letter shall be deemed to be an amendment to the terms of any Finance Document or a waiver or consent by Burdale to any breach or potential breach (present or future) of any provision of the Finance Documents or any waiver of a Default or Event of Default (howsoever described).

This letter is a Finance Document and shall be governed by English law.

Yours faithfully

/s/ [ILLEGIBLE]
For and on behalf of
BURDALE FINANCIAL LIMITED

Accepted and agreed:

The Company

GEOLOGISTICS LIMITED

By:	G. Papageorghiou
/s/ G. Papageorghiou

The Obligors

GEOLOGISTICS LIMITED

By:	G. Papageorghiou
/s/ G. Papageorghiou

ACI INC. LIMITED

By:	G. Papageorghiou
/s/ G. Papageorghiou

LEP TRANSPORT LIMITED

By:	G. Papageorghiou
/s/ G. Papageorghiou

GEOLOGISTICS EXPO SERVICES LIMITED

By:	G. Papageorghiou
/s/ G. Papageorghiou